No Act

12/18/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005549

Received SEC
FEB 18 2014
Washington, DC 20549

February 18, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-18-14

Jamie E. Haney
Eli Lilly and Company
haney_jamie_e@lilly.com

Re: Eli Lilly and Company
Incoming letter received December 18, 2013

Dear Ms. Haney:

This is in response to your letters received on December 18, 2013 and January 6, 2014 concerning the shareholder proposal submitted to Lilly by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 18, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Eli Lilly and Company
Incoming letter received December 18, 2013

The proposal requests that the board adopt the health care reform principles that are specified in the proposal.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Lilly's ordinary business operations. In this regard, we note that the proposal appears directed at involving Lilly in the political or legislative process relating to an aspect of Lilly's operations. We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to Lilly's business operations. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 13, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Jamie E. Haney on behalf of Eli Lilly and Company (the "Company") dated December 18, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO ELI LILLY's CLAIMS

The Company materially misrepresents the nature and intent of our Proposal in an attempt to evade its rightful inclusion in Eli Lilly's proxy materials. The Company is aware of a myriad of Staff precedent allowing substantially similar proposals over company objections. Specifically, the Staff has repeatedly ruled that proposals such as ours that ask a company to adopt health care reforms are allowable and do not "deal with matters relating to the company's ordinary business operations." Rule 14a-8(i)(7). To avoid this unambiguous line of precedent, Eli Lilly impermissibly casts our Proposal as one that seeks to direct the Company's lobbying operations and micromanage Company decisions.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Despite the Company's best efforts, it cannot rewrite the plain language found within the four corners of our Proposal. Our Proposal, like previously allowed proposals in the past, asks the Company to adopt basic principles for health care reform as a societal matter.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

The Proposal May Not Be Excluded in Reliance on Rule 14a-8(i)(7) Because it Simply Asks the Company to Adopt a Set of Principles – Not to Enact or Lobby for Them

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company proffers three arguments to advance its claim that our Proposal deals with matters relating to the Company's ordinary business operations. First, the Company falsely claims "the Proposal seeks to involve the Company in the political or legislative process by requiring the Company to endorse a particular position that relates directly to the Company's business operations." Next, the Company wrongly portends that "the Proposal relates to the Company's lobbying efforts with respect to specific products." Finally, the Company incorrectly assumes that "the Proposal seeks to micromanage the Company by dictating the specific positions the Company should take on lobbying and political issues."

These claims are without merit and show a calculated misreading of our Proposal. By reading language well beyond the words found in our Proposal, the Company has attempted to turn our allowable request for the Company to adopt health care reform principles into an impermissible attempt to take over Eli Lilly's lobbying shop.

The Staff should not entertain the Company's fictions.

First, the Proposal never asks the Company to engage in lobbying of any kind. The resolved section of our Proposal clearly "request[s] that the Board of Directors *adopt* the following Health Care Reform Principles." (Emphasis added). The Proposal does not ask the Company to engage with any governmental employee, agency or outside group to lobby for or against any legislation, regulation or rulemaking.

The Company relies on *Bristol-Myers Squibb* (avail. January 29, 2013) in an attempt to prove that our Proposal seeks to involve the Company in the political and legislative process. That proposal, titled "Lobbying Report," asked for a direct report detailing specific lobbying activities and the impact of those activities on the Company. Our

Proposal never asks the Company to report anything to anyone. Our Proposal does not ask the Company to engage in any general or specific lobbying effort. Rather, our Proposal simply asks for the Company to adopt health care reform principles as a societal matter.

The Staff has repeatedly ruled that shareholder proposals that ask a company to adopt principles for health care reform may not be excluded under Rule 14a-8(i)(7). *See UnitedHealth Group Incorporated,* (avail. April 2, 2008);[1] *CBS Corporation,* (avail. March 30, 2009); *Bank of America Corporation,* (avail. Feb. 17, 2009); *General Motors Corporation,* (avail. March 26, 2008); *Exxon Mobil Corporation,* (avail. February 25, 2008); *General Motors Corporation,* (avail. February 25, 2008); *Xcel Energy Inc.*, (avail. February 15, 2008); *UST Inc.*, (February 7,2008); *The Boeing Company,* (avail. February 5, 2008); and *United Technologies Corporation,* (avail. January 31, 2008).

In the above proposals (the "progressive proposals"), the proponents made the same ask as our Proposal – that the companies adopt principles for health care reform.

The resolved sections of the progressive proposals state that:

> Shareholders... urge the Board of Directors (the 'Board') to *adopt principles for health care reform* based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable. (Emphasis added).

Likewise, our Proposal's resolved section states:

> The Shareholders of Eli Lilly request that the Board of Directors *adopt the following Health Care Reform Principles.*

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[1] Note that the Staff later allowed UnitedHealth to omit the proposal (under a request for reconsideration) on the sole ground that it had substantially implemented the proposal. This has no bearing on the Staff's decision of not allowing the company to omit the proposal on grounds that it related to the company's ordinary business operations.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.
4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures. (Emphasis added).

By seeking to exclude our Proposal, the Company is inappropriately asking the Staff to make a policy preference choice. The progressive proposals make the same ask as our Proposal: that a company adopt principles for health care reform. The progressive proposals spell out basic government-intensive reforms, while our reforms reflect free-market ideals. The Company is unacceptably asking the Commission to overlook the fact that it allowed proposals with liberal-leaning health care preferences as the Company demands that the Staff exclude market-based fixes.

Such favoritism is not the Staff's prerogative in the no-action determination process. And the Staff should not allow the Company to use the Commission as a tool to achieve this impermissible result.

The Company next sites a myriad of Staff decisions that simply have no precedential bearing on our particular Proposal.

For example, the Company claims that the ask in our Proposal is somehow similar to those in *Duke Energy Corporation*, (avail. February 24, 2012) and *PepsiCo, Inc.*, (avail, March 3, 2011). In those instances, however, the proponents specifically asked for lobbying reports on a finite issue. The Staff rightfully allowed the companies to exclude those proposals. The Staff has long maintained that proponents can request reports on lobbying in a general sense, but may not request reports on finite lobbying issues. Since our Proposal requests no lobbying report at all, nor does it ask the Company to lobby for or against any issue, *Duke Energy* and *PepsiCo* are of no moment.

The Staff has decided a litany of no-action contests regarding health care proposals in recent years. The distinction between impermissible health care proposals on the one hand, and the extensive Staff precedent allowing health care proposals on the other, was expressed by John W. White, the former Director of the Securities and Exchange

Commission's Division of Corporation Finance, in an August 2008 speech (the "2008 speech"). In his speech, White explained:

> During this past season, we were asked to make no-action determinations on a proposal of first impression – a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The [S]taff has taken no-action positions on various healthcare proposals in the past. For example, the [S]taff has permitted exclusion under 'ordinary business' of proposals asking a company to adopt more affordable and continuous healthcare for employees and retirees because such proposals relate to employee benefits. Similarly, proposals asking a company to lobby on employee benefit matters are excludable. This year's proposal was different – it urged companies to 'adopt principles for comprehensive healthcare reform.' Unlike prior proposals, it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone in support of health care change. No further action was contemplated by the proposal other than the adoption of principles.[2]

The 2008 speech marked a clear delineation between acceptable and excludable health care proposals. Proposals, such as ours, that ask a company to simply state its position on one of the most important issues in America, in this instance, health care, are *prima facie* not excludable under Rule 14a-8(i)(7). Impermissible proposals direct either how a company handles its employee's health care benefits,[3] or asks a company "to directly lobby anyone in support of health care change." 2008 speech.

Our Proposal suffers from no such deficiencies.

The principles espoused in our Proposal are for society writ large, not a single pharmaceutical company. The Company's delusions or grandeur aside, it could not possibly, by itself. bring forth the health care reform principles listed in the Proposal. Nor does our Proposal ask the Company to lobby for anything, let alone the health care reform principles mentioned. Therefore, the Staff should reject the Company's no-action request since no logical reading of the Proposal calls for the Company to engage in lobbying.

Health Care is Not a Matter of Ordinary Business as Contemplated by Rule14a-8(i)(7) Because the Staff has Consistently Ruled That it is a Significant Social Policy Issue,

---

[2] Note that the allowable proposals White discusses are the progressive proposals discussed above.

[3] *See Bellsouth Corporation*, (avail. January 3, 2005).

and the Proposal Does Not Direct Eli Lilly to Lobby Regarding Anything, Let Alone Its Own Products or Services

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Company does little to dispel the notion that health care is a significant social policy issue. In its no-action request, the Company admits that "the Proposal ostensibly raises a social policy issue." The Company, however, now claims that the Proposal is actually directed at its lobbying operations, and, therefore, moves it outside of the significant social policy protection. The Company further claims that the "Proposal seeks to address the Company's lobbying effort with regard to specific products and services." Since the Proposal never asks the Company to lobby for or against anything, it is nearly impossible to glean how the Company thinks it is being asked to lobby for specific products and services.

The Company seems to primarily object to the supporting statement's passing references to former Company work regarding the Affordable Care Act. Neither the supporting statement, nor any other section of the Proposal, ever suggests that the Company engage in any general or specific lobbying activities.

Rather, the supporting statement's mere reference to the Affordable Care Act is offered as evidence that health care remains as one of the paramount public policy issues in the United States, and is nearly certain to remain so. According to *Talkers* magazine, the rollout of the Affordable Care Act was the most discussed story of 2013.[4] According to a November 2013 Gallup poll, other than dissatisfaction with the government,[5] more Americans felt that poor health care / the high cost of health care was the largest problem in the United States.[6]

According to Gallup, the issue of health care is actually a growing – not a shrinking – concern. The data showed that, "[m]entions of poor healthcare or the high cost of healthcare as a top problem in the Nov. 7-10 survey have nearly doubled since September

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[4] "TALKERS Magazine Compiles News/Talk Radio's Most Talked-About Stories and People of 2013," Talkers, December 24, 2013, available at http://www.talkers.com/2013/12/24/tuesday-december-24-2013/ as of December 31, 2013.

[5] It can certainly be argued that the Affordable Care Act's difficult rollout, combined with arbitrary exemptions is a driver of the public's dissatisfaction with the government as well.

[6] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of December 31, 2013.

and are higher now than in any month since the Affordable Care Act become law in March 2010. This suggests that recent troubles with the federal health exchange website and other problems with the healthcare law's rollout, including accusations that President Barack Obama misled Americans about keeping their current coverage, may be fueling public concern."[7]

Surely the Company does not mean to suggest that health care is no longer a significant public policy issue.

And the fact that Eli Lilly is in the pharmaceutical industry has no bearing on the Staff's ordinary business calculus. In *UnitedHealth Group Incorporated*, (avail. April 2, 2008), the company argued that:

> UnitedHealth is a provider of health care products and services (including health insurance), both to its customers and its employees, and, as such, any proposal requesting the Company to adopt principles on health care reform that relate to the manner in which health care coverage and insurance should be provided seeks to impact both the manner in which the Company provides its products and services to the public and the manner in which it provides health benefits to its employees.

UnitedHealth further complained that:

> the Proposal here seeks to involve the Company in lobbying efforts relating to an aspect of its operations. The Proposal requests that the Company adopt principles for 'health care reform' that aim to effect change in federal health care policy – the Proposal and Supporting Statement indicate that the proposed five principles are based upon Insuring America's Health Principles and Recommendations (2004), a report 'urg[ing] the president and Congress to act immediately by establishing firm and explicit plan to reach this goal.' The report further, 'calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal.' (Internal citations omitted).

Similarly, Eli Lilly contends that the Proposal is:

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[7] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of December 31, 2013.

> excludable on the basis that it relates to the Company's lobbying activities concerning its products. The Company is a global organization engaged in discovering, developing, manufacturing, and marketing human pharmaceutical products and animal health products... The Proposal seeks to inappropriately insert shareholders into this process by proposing its own set of lobbying positions that the Proponent believes the Company should pursue.

Despite the fact that UnitedHealth was directly engaged in the sale of health insurance, and that the progressive proposal directly implicated the health insurance market, the Staff ruled against the Company, stating "[w]e are unable to concur in your view that UnitedHealth may exclude the proposal under rule 4a-8(i)(7). Accordingly we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

The Staff's unambiguous decision in *UnitedHealth* upends the Company's entire attempt to paint our Proposal as one seeking to direct the Company's lobbying regarding specific products and services. In its no-action request, the Company carefully avoided this aspect of the *UnitedHealth* decisions since it stands in direct opposition to its specious claims. The Staff should uphold its prior precedent and allow our Proposal to proceed to Eli Lilly's shareholders for a vote.

The Company May Not Exclude Our Proposal Under Rule 14a-8(i)(7) Because It Does Not Micromanage the Company's Lobbying Positions, Rather it Permissibly Asks the Company to Adopt Principles for Health Care Reform

The Company recognizes the Staff's clear precedent from the progressive proposals, and strains to claim our Proposal is demonstrably different. The Company argues that,

> [e]ach principle outlined in [the progressive proposals] could have been achieved by advocating for any specific policy at all (for example, a company could simply select health plans consistent for its employees that are consistent with those principles, rather than engaging in lobbying to implement those proposals). In contrast, the instant principles are highly prescriptive, going beyond aspirational statements, to specific policy prescriptions that attempt to micromanage the Company's decision-making with respect to its lobbying and political activities.

The Company's claim is an outright lie. How could one company, by providing health insurance to its employees, yield universal health coverage? It couldn't. Furthermore, the progressive proposals contemplated more specific policy choices than does our Proposal. As UnitedHealth pointed out, "the [progressive] Proposal[s] and Supporting

Statement indicate that the proposed five principles are based upon Insuring America's Health Principles and Recommendations (2004), a report 'urg[ing] the president and Congress to act immediately by establishing firm and explicit plan to reach this goal.' The report further, 'calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal.'"

Our Proposal does not contain timetables. Our proposal does direct the Company to call on the President or Congress to do anything. The progressive proposals are far more searching in micromanaging company operations than ours.

The Company's argument would be persuasive if we were asking it to engage its lobbying arm to enact the enumerated principles. We are not. Furthermore, the progressive proposals micromanaged the respective companies to a level not found in our Proposal. Therefore, the Staff should reject the Company's complaint that we are seeking to direct its specific lobbying and allow our Proposal to proceed to the Company's shareholders for a vote.

In the Interest of Expediency, the Company May Not Omit Our Proposal Because We are Willing to Amend the Proposal to Assuage the Company's Sole Concern

As a final matter, if the Company or the Staff would like us to amend our Proposal to unequivocally state that: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," we would happily do so. We do not think this qualifying section is necessary, but, in the interest of working with the Company, we are willing to do so.

The Staff has wide latitude to permit shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, the addition of two short sentences – totaling 33 words[8] – clears up the Company's entire complaint with the Proposal. The Staff can enforce its own legal guidance by allowing this amendment. In doing so, it will rightly allow our Proposal to come before Eli Lilly's shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Eli Lilly's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Jamie E. Haney, Eli Lilly

[8] Note that even with the addition of these 33 words, the Proposal is still under the 500-word limit.

From:	Jamie E Haney <haney_jamie_e@lilly.com>
Sent:	Monday, January 06, 2014 2:24 PM
To:	shareholderproposals
Subject:	Eli Lilly No Action Request Under Rule 14a-8
Attachments:	NCPPR_2014_Lilly Proposal.pdf; NCPPR SEC Letter 12.18.2013.pdf

To whom it may concern,

This letter is in regards to Eli Lilly's No Action letter request, dated December 18, 2013, which I have attached for your reference. We inadvertently neglected to include the Proponent's original letter in our request to the SEC – our apologies for the error. To correct this issue, we've attached the proposal we received from the National Center for Public Policy Research, along with the proof of NCPPR's ownership.

Again, my sincere apologies for the oversight. Please don't hesitate to contact me if you have any questions or require any additional information.

Best,

Jamie E. Haney
Assistant Secretary and Corporate Securities Counsel
(317) 277-3278
(317) 407-1288 (M)
haney_jamie_e@lilly.com

www.lilly.com

Direct Dial: (317) 277-3278
Facsimile: (317) 277-1680
E-mail: haney_jamie_e@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the National Center for Public Policy Research

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly and Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a shareholder proposal and supporting statement received from the National Center for Public Policy Research (the "Proponent").

In accordance with Section C of the Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2014 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

Free-Market Health Care Reform Policies

WHEREAS, the Securities and Exchange Commission considers health care a significant public policy issue.

And the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

RESOLVED, The Shareholders of Eli Lilly request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

The proposal includes a Supporting Statement that explains the Proponent's basis for submitting the proposal.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rules 14a-8(i)(7) for the reasons discussed below.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The ordinary business exclusion rests on two central considerations: (1) the subject matter of a proposal (i.e., whether the subject matter involves a matter of ordinary business); and (2) the degree to which the proposal attempts to micromanage a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 20091 (August 16, 1983). The lone exception to this rule is for shareholder proposals that relate to ordinary business matters but that also raise significant social policy considerations. *See e.g. Battle Mountain Gold Company* (February 13, 1992)("in view of the widespread public debate concerning executive and director compensation policies and practices and the increasing recognition that these issues raise significant policy issues. proposals relating to senior executive compensation no longer can be considered matters relating to registrant's ordinary business.")

While we recognize that the Proposal ostensibly raises a social policy issue (a point the Proponent attempts to make in a conclusory statement in the Proposal), the Staff has noted time and time again, that the fact that a proposal seeks to address a social policy issue does not mean that the proposal is immune from exclusion under Rule 14a-8(i)(7). *See e.g., Apache Corporation*, (March 5, 2008) (granting no-action relief under Rule 14a-8(i)(7) where the proposal sought the implementation of equal employment opportunity principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity where "some of the principles relate[d] to Apache's ordinary business operations.")

Here, the Proposal does not simply suggest that the Company adopt principles that raise significant social policy considerations regarding health care reform. Instead, the Company seeks to have the Company take specific actions that relate to core ordinary business matters. First, the Proposal seeks to involve a company in the political or legislative process by requiring the Company to endorse a particular position that relates directly to the Company's business operations. Second, the Proposal relates to the Company's lobbying efforts with respect to specific products. Third, the Proposal seeks to micromanage the Company by dictating the specific positions the Company should take on lobbying and political issues.

a. The Proposal may be excluded because it seeks to involve the Company in the political or legislative process by requiring the Company to endorse a particular position that relates directly to the Company's business operations.

The SEC has long taken the position that a shareholder proposal is excludable where, as here, it seeks to involve a company in the political or legislative process by requiring the company to endorse a particular position that relates directly to the company's business operations. *See, e.g., Bristol-Myers Squibb Company*, (January 29, 2013) (excluding a proposal (from the Proponent) seeking disclosure of the company's lobbying activities where the supporting statement made clear that the proposal was primarily aimed at the company's specific lobbying activities related to the Affordable Care Act). In that no-action letter, the proposal requested that the board prepare a report describing the policies, procedures, costs and outcomes of Bristol-Myers' legislative and regulatory public policy advocacy activities. Notwithstanding the fact that the proposal was drafted neutrally, the supporting statement focused on Bristol-Myers' support for the "Patient Protection and Affordable Care Act", a fact that did not go unnoticed by the Staff, which noted in its response granting no-action relief that "... the proposal and supporting statement, when read together, focus primarily on Bristol-Myers' specific lobbying activities that relate to the operation of Bristol-Myers' business and not on Bristol-Myers' general political activities."

This position is consistent with numerous other no-action letters. *See Duke Energy Corporation*, (February 24, 2012) (proposal requesting a report disclosing Duke Energy's global warming-related lobbying activities excludable where the proposal and supporting statement "focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities"); *PepsiCo, Inc.*, (March 3, 2011) (proposal requesting a report on PepsiCo's process for identifying and prioritizing legislative and regulatory public policy advocacy activities excludable where the proposal and supporting statement focused on the company's support of Cap and Trade climate change legislation). The Staff has taken similar positions with respect to proposals seeking the adoption of principles regarding health care and other policy matters that also sought to have companies engage in specific political and lobbying activities. *See International Business Machines*, (December 17, 2008) ("There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations"); *General Motors Corporation*, (April 7, 2006) (same); *see also UnitedHealth Group Incorporated*, (March 16, 2011) (excluding under Rule 14a-8(i)(7) a proposal that requested a report on "how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums.") We believe that the Proposal falls squarely in the lines of no-action letters reflected above. It seeks to have the Company advocate or endorse a specific legislative position, which as illustrated in the letters above, provides a basis for exclusion under Rule 14a-8(i)(7).

b. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's lobbying activities concerning its products.

In addition to the fact that the Proposal generally is excludable due to the fact that it seeks to have the Company endorse a legislative position, it also is excludable on the basis that it relates to the Company's lobbying activities concerning its products. The Company is a global organization engaged in discovering, developing, manufacturing, and marketing human pharmaceutical products and animal health products. The Company engages in lobbying efforts and takes other steps in the legislative and political process regarding critical areas related to its business, primarily: innovation; health care delivery; and pricing and reimbursement.[1] The Company devotes a substantial amount of time to

[1] The Company publishes on its website information regarding its involvement in lobbying and other public policy debates. *See*, http://www.lilly.com/Responsibility/ethical-business/Pages/public-policy.aspx.

understanding the impact certain public health issues and the related public debates can have on its business, and the Company's engagement in these areas is aimed to shape the policy environment in a manner that supports its core mission of providing innovative new medicines that provide improved outcomes for patients.

The Proposal seeks to inappropriately insert shareholders into this process by proposing its own set of lobbying positions that the Proponent believes the Company should pursue. Each and every so-called "principle" enumerated in the Proposal is, in truth, a specific lobbying position that can only be accomplished via legislative action. For example, a Company principle to "repeal state-level laws that prevent insurance companies from competing across state lines" would be meaningless absent lobbying activities to achieve that specific result. The same is true for the remaining principles included in the Proposal. The clear intention behind the Proposal is to involve the Company in lobbying activities related to health care reform and the Affordable Care Act. This is supported not only by the language of the enumerated principles themselves, but also by the statement in the supporting statement that the Company "is positioned to influence the discussion of American health care reform."

Because it has been submitted to a pharmaceutical company, the Proposal seeks to address the Company's lobbying efforts with respect to specific products and services. For example, the Proposal seeks the adoption of principles such as a principle that "[i]ncrease cost transparency of health care treatments so consumers can be better-informed market participants" and "[r]epeal government mandates that dictate what insurance companies must cover." These principles directly relate to the Company's business since cost transparency of health care treatments and mandates regarding insurance coverage directly relate to the Company's core business – the development, purchase, sale, reimbursement scheme and insurance coverage for pharmaceutical products. For example, the Affordable Care Act, among other things, includes provisions that address what insurance companies and beneficiaries pay for the costs of prescription drugs that patients use. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. The vast majority of the Company's revenue comes from its pharmaceuticals sales, and numerous drugs manufactured and sold by the Company are directly or indirectly covered by the Affordable Care Act. Thus, the Affordable Care Act is directly related to the Company's products, and any of the Company's lobbying activities related to Affordable Care Act are ordinary business matters.

On numerous occasions, the SEC has taken the position that proposals relating to lobbying activities related to the company's particular products or services are excludable, including most recently in *Bristol-Myers Squibb Company*, (February 17, 2009). In that letter, the SEC agreed with Bristol-Myers Squibb that it could rely on Rule 14a-8(i)(7) to exclude from its proxy a proposal that requested a report on Bristol-Myers' lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by Bristol-Myers during the 110th Congress. This position was consistent with numerous other letters where the Staff has taken the position that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). *See also Abbott Laboratories*, (February 11, 2009) ("There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7) as relating to Abbott's ordinary business operations (i.e. lobbying activities concerning its products)."); *Philip Morris Companies, Inc.*, (February 22, 1990) (excluding under Rule 14a-8(i)(7) a proposal seeking a report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and opening foreign markets to U.S. tobacco products; *General Motors Corp.*, (March 17, 1993) (proposal seeking the cessation of lobbying to influence legislation dealing with automobile fuel economy standards excludable under Rule 14a-8(i)(7) as relating to the company's lobbying activities concerning its products).

c. *The Proposal seeks to micromanage the Company by dictating the specific positions the Company should take on lobbying and political issues.*

As stated above, the SEC has taken the position that a company may exclude a shareholder proposal implicating a significant policy issue where the shareholder proposal seeks to micromanage the company's operations by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998). Among other issues, the SEC will consider whether the proposal seeks to impose specific methods for implementing complex policies. *Id*; *see also Lowes Companies, Inc.*, SEC No-Action Letter (Feb. 19, 2008) (permitting the company to omit proposal requesting the Board to (i) "develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors" and (ii) a report on implementation of this policy).

The decisions that the Company makes in identifying its legislative priorities and how it will pursue such priorities are core business matters that are overseen and executed by management of the Company under the supervision of the Board. These decisions necessarily require intimate knowledge and careful analysis of the Company's business, specialized expertise in understanding the relevant laws and regulations, and a clear understanding of the operation of the legislative and regulatory process. Accordingly, decision-making regarding what policies the Company should support requires an intimate understanding of the complex regulatory and business environment in which the Company operates. The management of the Company has developed a detailed and intimate understanding of the legal and regulatory challenges facing the Company, and of the business environment facing the Company. Therefore, management has the expertise required to make decisions about what public policies will benefit the Company. Shareholders, as a group, lack the knowledge required to make these decisions.

Nevertheless, the Proposal does not simply set forth broad principles the board or management could apply in making decisions on health care policy and lobbying issues. Rather, the so-called "principles" set forth the precise positions the company should take on a variety of issues related to health care reform, thereby removing management and the board's ability to exercise any independent judgment on these issues.

The specificity of these "principles" makes them highly distinguishable from instances where the Staff denied no-action relief under Rule 14a-8(i)(7) with respect to proposals to adopt health care reform principles generally. *See e.g., CBS Corporation* (March 30, 2009) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal that sought the adoption of principles for health care reform); *Bank of America Corporation* (February 17, 2009) (same); *UnitedHealth Group Incorporated* (April 2, 2008) (same); *General Motors Corporation* (March 26, 2008) (same); *Exxon Mobil Corporation* (February 25, 2008) (same); *General Motors Corporation* (February 25, 2008) (same); *Xcel Energy Inc.* (February 15, 2008) (same); *UST Inc.* (February 7, 2008) (same); *The Boeing Company* (February 5, 2008) (same); *United Technologies Corporation* (January 31, 2008) (same)(collectively referred to as the "2008-2009 Healthcare Principles Proposals").

The 2008-2009 Healthcare Principles Proposals included broad principles that left management and the board room to exercise their independent judgment. Specifically, the principles were as follows:

1. Heath care coverage should be universal.
2. Heath care coverage should be continuous.
3. Heath care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

Unlike the principles included in the Proposal, the 2008-2009 Health Care Principles Proposals did not specifically obligate a company to take a position advocating for any specific policy. Each principle outlined in those proposals could have been achieved by advocating for any number of specific policies, and indeed any of them could be achieved without advocating for any specific policy at all (for example, a company could simply select health plans for its employees that are consistent with those principles, rather than engaging in lobbying to implement those principles). In contrast, the instant principles are highly prescriptive, going beyond broad aspirational statements, to specific policy prescriptions that attempt to micromanage the Company's decision-making with respect to its lobbying and political activities.

CONCLUSION

Based on the analysis set forth above, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response. Please do not hesitate to contact me at (317) 277-3278.

Very truly yours,

Jamie E. Haney

Jamie E. Haney
Assistant Secretary and Corporate Securities Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Via Email: Lootens.J.B@Lilly.com

November 19, 2013

Mr. James Lootens
Corporate Secretary
Eli Lilly
Lilly Corporate Center
Indianapolis, Indiana 46285

Dear Mr. Lootens,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Eli Lilly (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Eli Lilly stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is also attached.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Free Market Health Care Reform Policies, Proof of Ownership from UBS Financial Services

Free-Market Health Care Reform Policies

Whereas:

The Securities and Exchange Commission considers health care a significant public policy issue.

And the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

Resolved:

The Shareholders of Eli Lilly request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

Supporting Statement:

Shareholders of Eli Lilly are concerned about the rising costs of health care in the United States. According to Aetna, "[t]otal health care spending in the United States is expected to reach $4.8 trillion in 2021, up from $2.6 trillion in 2010 and $75 billion in 1970... this means that health care spending will account for nearly 20 percent of gross domestic product... by 2021."

Shareholders are concerned this cost curve is unsustainable and continued government controls could lead to rationing of health care supplies and services. In the past, Eli Lilly promoted policies, such as the Affordable Care Act, that increased the federal government's control over the health care marketplace.

Shareholders believe that health care reform must move away from government controls and move toward individual empowerment.

As a leading American health care company, Eli Lilly is positioned to influence the discussion of American health care reform. By adopting the above free-market health care policies, Eli Lilly can be a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes.

Costs will decrease, and transparency will increase, if Americans are legally able to purchase insurance across state lines.

Government mandates dictating what insurance companies must cover artificially increase health care costs. Consumers should be able to determine what type of coverage plan best fits their needs.

Individual empowerment is increased when individuals and families can deduct health insurance costs or receive tax credits.

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 19, 2013

Corporate Secretary
Eli Lilly
Lilly Corporate Center
Indianapolis, Indiana 46285

Dear Sir or Madam,

UBS holds 102 shares of Eli Lilly (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Eli Lilly in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 5, 2011, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Lilly

www.lilly.com

Direct Dial: (317) 277-3278
Facsimile: (317) 277-1680
E-mail: haney_jamie_e@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the National Center for Public Policy Research

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly and Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a shareholder proposal and supporting statement received from the National Center for Public Policy Research (the "Proponent").

In accordance with Section C of the Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2014 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

Free-Market Health Care Reform Policies

WHEREAS, the Securities and Exchange Commission considers health care a significant public policy issue.

And the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

RESOLVED, The Shareholders of Eli Lilly request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

The proposal includes a Supporting Statement that explains the Proponent's basis for submitting the proposal.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rules 14a-8(i)(7) for the reasons discussed below.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The ordinary business exclusion rests on two central considerations: (1) the subject matter of a proposal (i.e., whether the subject matter involves a matter of ordinary business); and (2) the degree to which the proposal attempts to micromanage a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 20091 (August 16, 1983). The lone exception to this rule is for shareholder proposals that relate to ordinary business matters but that also raise significant social policy considerations. *See e.g. Battle Mountain Gold Company* (February 13, 1992)("in view of the widespread public debate concerning executive and director compensation policies and practices and the increasing recognition that these issues raise significant policy issues. proposals relating to senior executive compensation no longer can be considered matters relating to registrant's ordinary business.")

While we recognize that the Proposal ostensibly raises a social policy issue (a point the Proponent attempts to make in a conclusory statement in the Proposal), the Staff has noted time and time again, that the fact that a proposal seeks to address a social policy issue does not mean that the proposal is immune from exclusion under Rule 14a-8(i)(7). *See e.g., Apache Corporation,* (March 5, 2008) (granting no-action relief under Rule 14a-8(i)(7) where the proposal sought the implementation of equal employment opportunity principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity where "some of the principles relate[d] to Apache's ordinary business operations.")

Here, the Proposal does not simply suggest that the Company adopt principles that raise significant social policy considerations regarding health care reform. Instead, the Company seeks to have the Company take specific actions that relate to core ordinary business matters. First, the Proposal seeks to involve a company in the political or legislative process by requiring the Company to endorse a particular position that relates directly to the Company's business operations. Second, the Proposal relates to the Company's lobbying efforts with respect to specific products. Third, the Proposal seeks to micromanage the Company by dictating the specific positions the Company should take on lobbying and political issues.

a. *The Proposal may be excluded because it seeks to involve the Company in the political or legislative process by requiring the Company to endorse a particular position that relates directly to the Company's business operations.*

The SEC has long taken the position that a shareholder proposal is excludable where, as here, it seeks to involve a company in the political or legislative process by requiring the company to endorse a particular position that relates directly to the company's business operations. *See, e.g., Bristol-Myers Squibb Company*, (January 29, 2013) (excluding a proposal (from the Proponent) seeking disclosure of the company's lobbying activities where the supporting statement made clear that the proposal was primarily aimed at the company's specific lobbying activities related to the Affordable Care Act). In that no-action letter, the proposal requested that the board prepare a report describing the policies, procedures, costs and outcomes of Bristol-Myers' legislative and regulatory public policy advocacy activities. Notwithstanding the fact that the proposal was drafted neutrally, the supporting statement focused on Bristol-Myers' support for the "Patient Protection and Affordable Care Act", a fact that did not go unnoticed by the Staff, which noted in its response granting no-action relief that "... the proposal and supporting statement, when read together, focus primarily on Bristol-Myers' specific lobbying activities that relate to the operation of Bristol-Myers' business and not on Bristol-Myers' general political activities."

This position is consistent with numerous other no-action letters. *See Duke Energy Corporation*, (February 24, 2012) (proposal requesting a report disclosing Duke Energy's global warming-related lobbying activities excludable where the proposal and supporting statement "focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities"); *PepsiCo, Inc.*, (March 3, 2011) (proposal requesting a report on PepsiCo's process for identifying and prioritizing legislative and regulatory public policy advocacy activities excludable where the proposal and supporting statement focused on the company's support of Cap and Trade climate change legislation). The Staff has taken similar positions with respect to proposals seeking the adoption of principles regarding health care and other policy matters that also sought to have companies engage in specific political and lobbying activities. *See International Business Machines*, (December 17, 2008) ("There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). We note that the proposal requests a report on healthcare benefits, and that it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations"); *General Motors Corporation*, (April 7, 2006) (same); *see also UnitedHealth Group Incorporated*, (March 16, 2011) (excluding under Rule 14a-8(i)(7) a proposal that requested a report on "how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums.") We believe that the Proposal falls squarely in the lines of no-action letters reflected above. It seeks to have the Company advocate or endorse a specific legislative position, which as illustrated in the letters above, provides a basis for exclusion under Rule 14a-8(i)(7).

b. *The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's lobbying activities concerning its products.*

In addition to the fact that the Proposal generally is excludable due to the fact that it seeks to have the Company endorse a legislative position, it also is excludable on the basis that it relates to the Company's lobbying activities concerning its products. The Company is a global organization engaged in discovering, developing, manufacturing, and marketing human pharmaceutical products and animal health products. The Company engages in lobbying efforts and takes other steps in the legislative and political process regarding critical areas related to its business, primarily: innovation; health care delivery; and pricing and reimbursement.[1] The Company devotes a substantial amount of time to

[1] The Company publishes on its website information regarding its involvement in lobbying and other public policy debates. *See*, http://www.lilly.com/Responsibility/ethical-business/Pages/public-policy.aspx.

understanding the impact certain public health issues and the related public debates can have on its business, and the Company's engagement in these areas is aimed to shape the policy environment in a manner that supports its core mission of providing innovative new medicines that provide improved outcomes for patients.

The Proposal seeks to inappropriately insert shareholders into this process by proposing its own set of lobbying positions that the Proponent believes the Company should pursue. Each and every so-called "principle" enumerated in the Proposal is, in truth, a specific lobbying position that can only be accomplished via legislative action. For example, a Company principle to "repeal state-level laws that prevent insurance companies from competing across state lines" would be meaningless absent lobbying activities to achieve that specific result. The same is true for the remaining principles included in the Proposal. The clear intention behind the Proposal is to involve the Company in lobbying activities related to health care reform and the Affordable Care Act. This is supported not only by the language of the enumerated principles themselves, but also by the statement in the supporting statement that the Company "is positioned to influence the discussion of American health care reform."

Because it has been submitted to a pharmaceutical company, the Proposal seeks to address the Company's lobbying efforts with respect to specific products and services. For example, the Proposal seeks the adoption of principles such as a principle that "[i]ncrease cost transparency of health care treatments so consumers can be better-informed market participants" and "[r]epeal government mandates that dictate what insurance companies must cover." These principles directly relate to the Company's business since cost transparency of health care treatments and mandates regarding insurance coverage directly relate to the Company's core business – the development, purchase, sale, reimbursement scheme and insurance coverage for pharmaceutical products. For example, the Affordable Care Act, among other things, includes provisions that address what insurance companies and beneficiaries pay for the costs of prescription drugs that patients use. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. The vast majority of the Company's revenue comes from its pharmaceuticals sales, and numerous drugs manufactured and sold by the Company are directly or indirectly covered by the Affordable Care Act. Thus, the Affordable Care Act is directly related to the Company's products, and any of the Company's lobbying activities related to Affordable Care Act are ordinary business matters.

On numerous occasions, the SEC has taken the position that proposals relating to lobbying activities related to the company's particular products or services are excludable, including most recently in *Bristol-Myers Squibb Company*, (February 17, 2009). In that letter, the SEC agreed with Bristol-Myers Squibb that it could rely on Rule 14a-8(i)(7) to exclude from its proxy a proposal that requested a report on Bristol-Myers' lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by Bristol-Myers during the 110th Congress. This position was consistent with numerous other letters where the Staff has taken the position that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). *See also Abbott Laboratories*, (February 11, 2009) ("There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7) as relating to Abbott's ordinary business operations (i.e. lobbying activities concerning its products)."); *Philip Morris Companies, Inc.*, (February 22, 1990) (excluding under Rule 14a-8(i)(7) a proposal seeking a report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and opening foreign markets to U.S. tobacco products; *General Motors Corp.*, (March 17, 1993) (proposal seeking the cessation of lobbying to influence legislation dealing with automobile fuel economy standards excludable under Rule 14a-8(i)(7) as relating to the company's lobbying activities concerning its products).

c. *The Proposal seeks to micromanage the Company by dictating the specific positions the Company should take on lobbying and political issues.*

As stated above, the SEC has taken the position that a company may exclude a shareholder proposal implicating a significant policy issue where the shareholder proposal seeks to micromanage the company's operations by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998). Among other issues, the SEC will consider whether the proposal seeks to impose specific methods for implementing complex policies. *Id; see also Lowes Companies, Inc.*, SEC No-Action Letter (Feb. 19, 2008) (permitting the company to omit proposal requesting the Board to (i) "develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors" and (ii) a report on implementation of this policy).

The decisions that the Company makes in identifying its legislative priorities and how it will pursue such priorities are core business matters that are overseen and executed by management of the Company under the supervision of the Board. These decisions necessarily require intimate knowledge and careful analysis of the Company's business, specialized expertise in understanding the relevant laws and regulations, and a clear understanding of the operation of the legislative and regulatory process. Accordingly, decision-making regarding what policies the Company should support requires an intimate understanding of the complex regulatory and business environment in which the Company operates. The management of the Company has developed a detailed and intimate understanding of the legal and regulatory challenges facing the Company, and of the business environment facing the Company. Therefore, management has the expertise required to make decisions about what public policies will benefit the Company. Shareholders, as a group, lack the knowledge required to make these decisions.

Nevertheless, the Proposal does not simply set forth broad principles the board or management could apply in making decisions on health care policy and lobbying issues. Rather, the so-called "principles" set forth the precise positions the company should take on a variety of issues related to health care reform, thereby removing management and the board's ability to exercise any independent judgment on these issues.

The specificity of these "principles" makes them highly distinguishable from instances where the Staff denied no-action relief under Rule 14a-8(i)(7) with respect to proposals to adopt health care reform principles generally. *See e.g., CBS Corporation* (March 30, 2009) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal that sought the adoption of principles for health care reform); *Bank of America Corporation* (February 17, 2009) (same); *UnitedHealth Group Incorporated* (April 2, 2008) (same); *General Motors Corporation* (March 26, 2008) (same); *Exxon Mobil Corporation* (February 25, 2008) (same); *General Motors Corporation* (February 25, 2008) (same); *Xcel Energy Inc.* (February 15, 2008) (same); *UST Inc.* (February 7, 2008) (same); *The Boeing Company* (February 5, 2008) (same); *United Technologies Corporation* (January 31, 2008) (same)(collectively referred to as the "2008-2009 Healthcare Principles Proposals").

The 2008-2009 Healthcare Principles Proposals included broad principles that left management and the board room to exercise their independent judgment. Specifically, the principles were as follows:

1. Heath care coverage should be universal.

2. Heath care coverage should be continuous.

3. Heath care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

Unlike the principles included in the Proposal, the 2008-2009 Health Care Principles Proposals did not specifically obligate a company to take a position advocating for any specific policy. Each principle outlined in those proposals could have been achieved by advocating for any number of specific policies, and indeed any of them could be achieved without advocating for any specific policy at all (for example, a company could simply select health plans for its employees that are consistent with those principles, rather than engaging in lobbying to implement those principles). In contrast, the instant principles are highly prescriptive, going beyond broad aspirational statements, to specific policy prescriptions that attempt to micromanage the Company's decision-making with respect to its lobbying and political activities.

CONCLUSION

Based on the analysis set forth above, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response. Please do not hesitate to contact me at (317) 277-3278.

Very truly yours,

Jamie E. Haney

Jamie E. Haney
Assistant Secretary and Corporate Securities Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.